Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Comerica Incorporated for the registration of common stock, preferred stock, depositary shares, debt securities, warrants to purchase common stock, preferred stock and debt securities, stock purchase contracts, and stock purchase units of Comerica Incorporated and to the incorporation by reference therein of our reports dated February 17, 2015, with respect to the consolidated financial statements of Comerica Incorporated, and the effectiveness of internal control over financial reporting of Comerica Incorporated, included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Dallas, TX
November 19, 2015